     As filed with the Securities and Exchange Commission on February 8, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                IDT CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                  Delaware                                   22-3415036
       (State or Other Jurisdiction of         (I.R.S. Employer Identification Number)
        Incorporation or Organization)

                               ----------------
                                190 Main Street
                          Hackensack, New Jersey 07601
                                 (201) 928-1000
                (Address, Including Zip Code, and Telephone Number,
         Including Area Code, of Registrant's Principal Executive Offices)
                               ----------------
                                Howard S. Jonas
                Chairman, Chief Executive Officer and Treasurer
                                IDT Corporation
                                190 Main Street
                          Hackensack, New Jersey 07601
                                 (201) 928-1000
             (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code, of Agent for Service)
                               ----------------
                                    Copy to:
                              Joyce J. Mason, Esq.
                                General Counsel
                                IDT Corporation
                                190 Main Street
                          Hackensack, New Jersey 07601
                                 (201) 928-1000
                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------

                                             Proposed Maximum  Proposed Maximum
   Title of Each Class of       Amount to     Offering Price  Aggregate Offering    Amount of
 Securities to be Registered  be Registered    Per Share(1)        Price(1)      Registration Fee
--------------------------------------------------------------------------------
Common Stock, $.01 par
 value..................         173,944         $14.875          $2,587,417         $719.30

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on February 3, 1999.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary Prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary Prospectus is not an offer to sell nor does it seek an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated February   , 1999

                                 173,944 Shares

                                IDT Corporation

                                  Common Stock

                                 ------------


  This Prospectus relates to the offer and sale of up to 173,944 shares of common stock from time to time by certain stockholders of IDT Corporation. The registration of the shares does not necessarily mean that any of the shares will be offered and sold by the selling stockholders.

  The common stock is listed on the Nasdaq National Market under the symbol "IDTC." On February 5, 1999, the last reported sales price as reported by the Nasdaq National Market was $16.125 per share.

  Our principal executive offices are located at 190 Main Street, Hackensack, New Jersey 07601 and our telephone number is (201) 928-1000.

  Investing in the common stock involves certain risks. Consider carefully the "Risk Factors" beginning on page 2.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

  The selling stockholders may offer their shares through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.


                                       , 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Risk Factors..............................................................  2
  Risks of Expansion......................................................  2
  Risks Associated with Growth of Telecommunications Networks.............  2
  Dependence on Others....................................................  3
  Dependance on Sales Representatives and Retailers.......................  4
  Dependence on Management Information Systems............................  4
  Risks of Network Failure................................................  5
  Year 2000 Compliance....................................................  5
  New and Uncertain Markets...............................................  6
  Rapid Technological Development.........................................  7
  Risks Associated with International Operations..........................  7
  Risks Associated with Collections of Receivables........................  8
  Fraud; Theft of Services; Uncollectible Accounts........................  8
  Competition.............................................................  9
  Government Regulatory Policy Risks......................................  12
  Proprietary Rights......................................................  14
  Security Risks..........................................................  14
  Potential Liability for Information Disseminated through Our Network....  15
  Risks Associated with Acquisitions, Investments and Strategic
   Alliances..............................................................  15
  Need for Additional Capital to Finance Growth and Capital Requirements..  16
  Historical Losses.......................................................  16
  Effects of Leverage.....................................................  16
  Risks Relating to a Change of Control...................................  17
  Restrictive Loan Covenants..............................................  17
  Dependence on Key Personnel.............................................  17
  Control by Principal Stockholder........................................  18
  Volatility of Stock Price...............................................  18
  Shares Eligible for Future Sale.........................................  18
  Possible Anti-Takeover Effect of Certain Charter Provisions and Delaware
   Law....................................................................  18
The Company...............................................................  19
Use of Proceeds...........................................................  19
Selling Stockholders......................................................  19
Plan of Distribution......................................................  21
Legal Matters.............................................................  21
Experts...................................................................  21
Where You Can Find More Information.......................................  22
Incorporation of Certain Documents by Reference...........................  22

                               ----------------

   You should rely only on the information in this Prospectus and the additional information described under the heading "Where You Can Find More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. Neither we or any of the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus and the additional information described under the heading "Where You Can Find More Information" was accurate on the date of the front cover of its Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  RISK FACTORS

   An investment in the common stock offered by this Prospectus involves a high degree of risk. Before making an investment, you should carefully consider the following risks and speculative factors, as well as the other information contained in this Prospectus. Except for historical information, the information contained in this Prospectus and in our SEC reports are "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this Prospectus. The risks described below address some of the factors that may affect our future operating results and financial performance.

   In this "Risk Factors" section, "we," "our" and "ours" refer to the Company and "you," "your" and "yours" refer to a purchaser of the common stock of IDT Corporation offered by this Prospectus.

Risks of Expansion

   We have increased the number of our employees and expanded the geographic scope of our operations. However, our ability to continue to grow may be affected by many factors, including regulation of the telecommunications industry both in the U.S. and in other countries, competition from other companies and technological developments. We can provide no assurance that we will be able to continue to expand our telecommunications network, services, customer bases or markets. While we have experienced significant revenue growth, we cannot provide assurance that the growth that we have experienced in recent years will continue.

   As we increase our service offerings and expand our target markets, we believe that we will need to further expand our network and infrastructure, to upgrade our financial and information systems and controls and to hire additional sales, marketing and technical personnel, as well as additional qualified administrative and management personnel both in the short-term and in the long-term. Furthermore, our growth may place additional demands on our management team, customer service support, sales, marketing and administrative resources. If we are unable to effectively manage our expanding operations, our business and operations could be materially adversely affected.

Risks Associated with Growth of Telecommunications Networks

   Historically, we have relied primarily on the ability to lease transmission capacity on the undersea fiber optic cables of other carriers in order to deliver our telecommunications services at the lowest rates. As a result, our telecommunications expenses have varied based upon minutes of use, and consisted largely of payments to other long distance carriers, customer/carrier interconnect charges, charges for leased fiber circuits and the costs of switching facilities.

   However, since Fiscal 1995, we have made capital expenditures in order to expand our network, and intend to continue to do so in the future. Our strategy is to increase traffic volumes prior to investing in new facilities. This is based in part on our expectations concerning future revenue growth and market developments. As we expand our network and the volume of our network traffic, the cost of revenues will increasingly consist of fixed costs arising from the ownership and maintenance of our switches. We believe that in the long-term, these investments will allow us to reduce our cost of service and to enhance our service offerings; however, in the short-term, these investments will increase our costs, and may result in decreased profit margins. In addition, the fixed nature of these costs is also expected to lead to larger fluctuations in our gross margins, depending on the minutes of traffic and the associated revenues that we generate. If our traffic volume decreases, or fails to increase to the extent expected or necessary to make efficient use of our network, our costs as a percentage of revenues would increase significantly, which could have a material adverse effect on our profitability.

   Undersea fiber optic cables typically take several years to plan and construct, and carriers generally make investments based upon a forecast of anticipated traffic. As a result, our operations are subject to the risk that we will not adequately anticipate the amount of traffic that our network will be required to carry, and that we will not obtain enough network equipment to ensure the cost-effective transmission of customer traffic. We do not control the planning or construction of undersea fiber optic transmission facilities and must seek access to such facilities through partial ownership positions. If ownership positions are not available, we must seek access to such facilities through lease arrangements on negotiated terms that may vary with industry and market conditions. We currently own or lease transmission capacity on 18 undersea fiber optic cables. We can provide no assurance that we will be able to continue to obtain sufficient transmission facilities or access to undersea fiber optic cables on favorable terms.

Dependence on Others

   We depend on other carriers for many of our services, and generally do not have long-term contracts with these carriers. These carriers are not restricted from competing against us. If any of these carriers raise their rates, change their pricing structure or provide us with a reduced amount of capacity, we may be adversely affected. We also face the risk that there may be a disruption in the service provided by these carriers, which would cause a disruption in the services that we provide to our own customers. We are currently dependent upon MCI WorldCom Inc., which is our primary provider of leased network capacity and data communications facilities, and from whom we lease physical space for switches, modems and other equipment. If MCI WorldCom becomes unable to expand its network or becomes unwilling to provide or expand its current level of service to us in the future, we could be materially adversely affected.

   In September 1998, we entered into a long-term agreement with Frontier Communications of the West, Inc. to obtain dedicated circuit capacity over Frontier's network. Although this agreement provides us with additional facilities that will enable us to expand the range and reliability of our data and voice transmission services, our business will be adversely affected if Frontier at any time fails to satisfy its obligations under this agreement.

   Our ability to compete in the long distance telecommunications market depends, in part, on our ability to procure advantageous rates from PTTs and from other interexchange carriers, and on the ability of these parties to carry the calls we route to their networks. If our relationship with a PTT or an interexchange carrier is terminated, or if a PTT or an interexchange carrier becomes unable to carry traffic routed to it, and we are required to route the traffic to another interexchange carrier providing service at a less advantageous rate or with lesser quality, there could be a material adverse effect on our profit margins or network service quality. A reduction of our service quality could result in a loss of customers, which could reduce our profit margins. Similarly, if the facilities-based providers whose services we resell were unable to sell such services to us, there could be a material adverse effect on our business.

   We are also dependent upon established local exchange carriers, new competitors to these local exchange carriers and MCI WorldCom to provide telecommunications services to our customers. Although certain leased data communications services are currently available from several alternative suppliers, including AT&T and Sprint, there can be no assurance that we would be able to obtain substitute services from other suppliers at reasonable or comparable terms and prices or on a timely basis.

   We route international telephone calls using the networks of third parties that operate or may plan to operate in countries in which local laws or regulations limit the ability of telecommunications companies to provide basic international telecommunications service in competition with state-owned or state-sanctioned monopoly carriers. We have no control over the manner in which these companies operate in such countries. We can provide no assurance that future regulatory, judicial, legislative or political considerations will permit such companies to offer to residents of such countries all or any of their services, that regulators or third parties will not raise material issues regarding the compliance of such parties with applicable laws or regulations, or that these regulatory, judicial, legislative or political decisions will not have an adverse effect on the ability of these companies to route calls to or from our network. If these companies become unable to provide the services which they presently provide to us or may provide in the future due to their inability to obtain or retain the required governmental approvals or for any other reason related to regulatory compliance, such developments could have a material adverse effect on our business.

   We are dependent on certain third-party suppliers of equipment and hardware components, including Sun Microsystems, Inc., Cisco Systems, Inc., Nortel Networks Inc., Excel Switching Corp. and Ascend Communications, Inc. If any of these suppliers fail to deliver quality services or products on a timely basis, and if we are unable to develop alternative sources as required, delays could develop which would have a material adverse effect on our business.

   We also depend on other companies to provide Internet access to our customers in areas not served by our internet backbone. In such areas we depend upon the continued viability and financial stability of our Alliance Partners and other suppliers, as well as on the performance of their networks. The Alliance Partners are entities that we have contracted with to provide access to the Internet in areas not covered by our network. If a significant number of the networks operated by our Alliance Partners or other suppliers suffer operational problems or failure, or are unable to expand to satisfy our customer demand, our business could be adversely affected. We have from time to time experienced delays in the timely connection of customer accounts to the Internet by certain of our Alliance Partners. If a significant number of our Alliance Partners fail to serve accounts on a timely basis or are unable to serve new accounts, we could lose customers, which may have a material adverse effect on our business.

   We are currently dependent on software licensed from Netscape Communications Corporation ("Netscape") and Microsoft Corporation ("Microsoft") for the front-end software of our Internet access services. We use and reproduce certain Netscape and Microsoft products, and distribute these products to distributors and end users together with our own software. The occurrence of any operating difficulties in connection with the licensed software could deter customers from using our Internet access services, which could result in a material adverse effect on our business.

Dependence on Sales Representatives and Retailers

   We are dependent on our independent sales representatives, particularly for the sales of our international long distance telecommunications services in key foreign markets. Most of our independent sales representatives are located in foreign jurisdictions and also sell services or products of other companies. As a result, we cannot control whether these sales representatives will devote sufficient efforts to selling our services. In addition, we may not succeed in finding capable sales representatives in new markets which we may enter in the future. If any of our significant sales representatives fails to effectively market and/or distribute our products and services, our ability to generate revenues could be substantially impaired, which could have a material adverse effect on our business.

   We are currently dependent upon Union Telecard Alliance, LLC, a joint venture company formed with Carlos Gomez. We own 51% of the outstanding equity interests in this company through an agreement which we entered into with Union Telecard Alliance and Carlos Gomez during the fourth quarter of Fiscal 1998. The agreement permits the termination of the joint venture under certain circumstances, including the occurrence of a bona fide dispute between the parties with respect to a material matter occurring during the first two years of operation of the agreement. In the event of a bona fide dispute, our equity interests in Union Telecard Alliance, LLC could be transferred to Mr. Gomez for all or a portion of our purchase price. We can provide no assurance that we will continue to effectively distribute these cards if the agreement is terminated by either party.

Dependence on Management Information Systems

   We are dependent upon management information systems and switching equipment to provide service to our customers, manage our network, collect billing information and perform other vital functions. We are particularly dependent upon the maintenance of an effective billing and collection system. Our management information systems and switching equipment are subject to hardware defects and software bugs which may be outside of our control. We may experience technical difficulties with our hardware or software which could materially adversely affect our business. See "Year 2000 Compliance."

Risks of Network Failure

   Our success is largely dependent on our ability to deliver low-cost, uninterrupted international and domestic long distance telephone services. Any system or network failure that interrupts our operations could have a material adverse effect on our business. At times, for example, our call reorigination switching equipment has experienced failures which temporarily prevented customers from using these services. Since our operations depend on our ability to successfully expand our network and to integrate new technologies and equipment into our network, there is an increased risk of system failure as well as a natural strain on the system. Our operations also depend on our ability to protect our hardware and other equipment from damage due to natural disasters such as fires, floods, hurricanes and earthquakes, or other sources of power loss, telecommunications failures or similar occurrences. Significant or lengthy telephone network failures, or difficulties for customers in completing long distance telephone calls could damage our reputation and result in the loss of customers. Such damage or losses could have a material adverse effect on our ability to obtain new subscribers and customers, and on our business.

   The success of our Internet-related business depends on our ability to deliver high-quality, uninterrupted access to the Internet. In the past, we experienced failures relating to individual POPs, and our subscribers experienced difficulties in accessing and maintaining their connection to the Internet. We maintain a substantial portion of our Internet accounts, e-mail services, and other essential systems at our primary operating facilities in Hackensack, New Jersey. Significant or lengthy system failures or difficulties for subscribers in accessing and maintaining connection with the Internet could damage our reputation and result in the loss of subscribers, which could have a material adverse effect on our business.

Year 2000 Compliance

   We are conducting a review of our computer hardware and software to ensure that its computer-related applications will not fail or create erroneous results as a result of the use of two digits, rather than four digits, to define the applicable year in various program date fields (the "Year 2000 issue"). Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations, causing disruptions of operations including, among other things, a temporary inability to complete or route our customers' phone calls, to process transactions, billing and customer service or to engage in similar normal business activities.

   Our cost of addressing the Year 2000 issue is not expected to be material to our operations or financial position. However, the consequences of an incomplete or untimely resolution of the Year 2000 issue could be expected to have a material adverse effect upon our financial results; in the absence of such a resolution, our ability to route our telecommunications traffic in a cost effective manner, to deliver a material portion of our services, to properly obtain payment for such services, and/or to maintain accurate records of our business and operations, could be substantially impaired until such issue is remediated. We will become liable for substantial damages in the event that, as a result of the Year 2000 issue, we fail to deliver any services that we have contracted to provide. However, we expect to satisfactorily resolve our Year 2000 issues before the year 2000.

   We are conducting an external review of our customers and suppliers, and any other third parties with whom we do business, including equipment and systems providers and other telecommunications service providers, to determine their vulnerability to Year 2000 problems and any potential impact on our business. In particular, we may experience problems to the extent that other telecommunications carriers whose services are resold by us or to which we send traffic for termination are not Year 2000 compliant. Our ability to determine the ability of these third parties to address issues relating to the Year 2000 problem is necessarily limited. To the extent that a limited number of carriers experience disruptions in service due to the Year 2000 issue, we believe that we will be able to obtain service from alternate carriers. However, our ability to provide certain services to customers in some locations may be limited. We can not guarantee that such problems will not have a material adverse effect on our business.

   In addition, we are developing contingency plans with regard to potential Year 2000 problems. We believe that if one or more of our systems is impaired due to unanticipated Year 2000 issues, our contingency plans will enable us to conduct our operations on a temporarily modified basis until the impaired system or systems is remediated. We can provide no assurance that our suppliers and customers will achieve full Year 2000 compliance before the end of 1999 or that we will develop or implement effective contingency plans on a timely basis. A failure of our computer systems or the failure of our suppliers or customers to effectively upgrade their software and systems for transition to the Year 2000 could have a material adverse effect on our business.

New and Uncertain Markets

   Many of the foreign markets in which we currently market long-distance telephone services are undergoing dramatic changes as a result of privatization and deregulation. The European Union has mandated competitive markets for the European telecommunications industry and the various European countries are at different stages of opening their telecommunications markets. As a result of privatization and deregulation, a new competitive environment is emerging in which major European telephone companies, media companies and utilities are entering the telecommunications market and forming new alliances which are radically changing the landscape for domestic and international telephone services. Open markets for telecommunications services are expected to evolve in other parts of the world as well.

   While we are focused on expanding our business through the opportunities presented by deregulation, we frequently enter new markets and cannot predict how the regulatory environments of these markets will evolve. Changes in the marketplace and new strategic alliances among companies with greater resources may adversely affect our ability to continue our efforts to increase our overseas telecommunications customer base and our traffic volume, and to recover the cost of building our international telecommunications infrastructure. While we expect that deregulation will give rise to new opportunities, the increase in competition expected to result from deregulation could cause our international long distance business to suffer and could have other material adverse effects on our business.

   Although we have substantial market presence in the prepaid calling card business especially with regard to international calls, the market for prepaid calling cards is a new and emerging business with a large number of market entrants. These competitors are seeking to market, advertise and position their products and services as the preferred method for accessing long distance telephone services. Because this market is new, it is impossible to accurately determine what the demand will be for our products and services in this area. Substantial markets may not continue to develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services.

   The markets for Internet access, content and telephony services and related software products are relatively new, and our current and future competitors are likely to introduce competing Internet access and/or on-line services and products. Therefore, it is difficult to predict the rate at which these markets will grow or at which new or increased competition will develop. If demand for Internet services fails to grow, grows more slowly than anticipated, or if the market becomes saturated with competitors, our business could be adversely affected.

   In August 1996, we began offering Net2Phone, the first commercial telephone service to connect calls between multimedia PCs and telephones over the Internet, and in October 1997, we introduced Net2Phone Direct, a service that allows for phone-to-phone calling over the Internet. We believe that these services expand the role of the Internet as a means of communications and enable users to benefit from substantially reduced long distance rates. However, Internet telephony is in the early stages of development, and many believe that this method of service is of less quality and consistency than more traditional forms of service. We can provide no assurance that Internet telephony will gain market acceptance or prove to be a viable alternative to traditional telephone service. Notwithstanding the potential cost savings, many international telephone callers, accustomed to the convenience and quality of traditional phone-to-phone international calling, may not switch to Internet telephony services. The failure of Internet telephony to develop as a viable industry may adversely affect our business.

Rapid Technological Development

   Our target markets are characterized by rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new services, software and other products. Our success depends in part upon our ability to enhance existing products, software and services and to develop new products, software and services that meet changing customer requirements on a timely and cost-effective manner. We can provide no assurance that we will be able to successfully identify new opportunities and develop and bring new products, software and services to market in a timely and cost-effective manner, or that products, software, services or technologies developed by others will not render our products, software, services or technologies noncompetitive or obsolete. In addition, we can provide no assurance that products, software or service developments or enhancements introduced by us will be viewed as desirable by consumers and businesses in our targeted markets, or that they will be fully compatible with new industry standards.

   Fundamental changes in the technologies for telecommunications, Internet access and content, and Internet telephony services expose us to substantial risks. For example, although our Internet access services are currently accessed mainly by computers through telephone lines, several companies have recently introduced delivery of Internet access services through cable television lines. If the Internet becomes accessible by other methods or if there are advancements in the delivery of telephone services, we will need to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these advances may require substantial time and expense, and we can provide no assurance that we will succeed in adapting our businesses to alternate access devices or other technological developments.

Risks Associated with International Operations

   In Fiscal 1996, 1997, 1998, and the three months ended October 31, 1998, international customers accounted for approximately 23%, 25%, 11% and 8.3% of our total revenues, respectively. We expect that revenues from international customers will continue to account for a significant percentage of our total revenues. In addition, part of our growth strategy is to continue to install a switching infrastructure in foreign countries. Therefore, a significant portion of our total revenues, as well as a portion of our equipment and other property, will be subject to risks associated with international operations, including:

  . unexpected changes in legal and regulatory requirements;

  . changes in tariffs, exchange rates and other barriers;

  . the collection and payment of applicable value-added taxes;

  . political and economic instability;

  . difficulties in collecting accounts receivable;

  . difficulties in establishing, maintaining and managing independent foreign sales organizations;

  . difficulties in staffing and managing international operations;

  . difficulties in maintaining and repairing equipment abroad;

  . difficulties in protecting our intellectual property overseas;

  . possible confiscation of property and equipment;

  . potentially adverse tax consequences; and

  . the regulation of telecommunications companies and Internet service providers by foreign jurisdictions.

   Although our sales have generally been denominated in U.S. dollars, some of our recent contracts are denominated in foreign currencies, and the value of the U.S. dollar in relation to foreign currencies may also adversely affect our sales to international customers as well as the cost of purchasing, installing and maintaining equipment abroad. If we expand our international operations or begin to regularly denominate prices in foreign currencies, we will be exposed to increased risks of currency fluctuation. We do not engage in hedging activities designed to manage currency fluctuations nor do we have immediate plans to do so.

   We are subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies from bribing foreign officials for the purpose of obtaining or maintaining commercial opportunities. We may be exposed to liability under the FCPA as a result of past or future actions taken without our knowledge by agents, strategic partners and other third parties. Any liability imposed under the FCPA could have a material adverse effect on our business.

Risks Associated with Collections of Receivables

   As a wholesale provider of international long distance services, we depend upon traffic from other long distance providers, and the collection of receivables from such customers. While our most significant customers vary from quarter to quarter, our five largest customers accounted for 20.8% of revenues in Fiscal 1997, 26.2% of revenues in Fiscal 1998 and 11.4% for the three months ended October 31, 1998. This concentration of revenues increases the risk of non-payment by customers, and other carriers have experienced significant writeoffs related to the provision of wholesale carrier services where large customers failed to pay their outstanding balances. We perform ongoing credit evaluations of our customers, but generally do not require collateral to support accounts receivable from our customers. If we experience difficulties in the collection of our accounts receivable from our major customers, our financial condition and results of operations could be materially adversely affected.

   Historically, we have experienced losses from uncollectable receivables in our Internet access and call reorigination businesses. The call reorigination business is particularly susceptible to bad credit risks because the customers for these services reside in a wide range of countries. Many of these countries do not have established credit bureaus, which makes it more difficult for us to determine the creditworthiness of potential customers. Our Internet access business is characterized by a large number of retail customers, each of which generates relatively small receivables. As a result, the collection costs associated with delinquent Internet access receivables are high relative to the receivable balances.

   In addition, we expend considerable resources to collect receivables from customers who fail to make timely payments. We continually seek to minimize bad debt, and at times require collateral to support accounts receivable from certain customers; however, our experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business. As of October 31, 1998, we had reserved approximately $6.7 million for receivables that were expected to be uncollectible. Our bad debt expense could rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could have a material adverse effect on our financial condition.

Fraud; Theft of Services; Uncollectible Accounts

   The telecommunications and Internet access industries have historically incurred losses due to fraud. Although we have implemented anti-fraud measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic telecommunications markets. From time to time, callers have obtained services without rendering payment by unlawfully using our access numbers and PINs. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. We believe that our risk management practices are adequate, and to date we have not experienced material losses from the use of access numbers and PINs. However, we can provide no assurance that our risk management practices will be sufficient to protect us in the future from unauthorized transactions or thefts of services which could have a material adverse effect on our business.

Competition

   The markets in which we operate are extremely competitive and can be significantly influenced by the marketing and pricing decisions of the larger participants. The barriers to entry are not insurmountable in any of the markets in which we compete. We expect competition in these markets to intensify in the future.

 Telecommunications

   Many of our competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience than us. Currently, we compete with:

  . interexchange carriers, which carry network traffic between local exchanges, and other long distance resellers and providers, including large carriers, such as AT&T, Sprint, and MCI WorldCom;

  . foreign PTTs;

  . other providers of international long distance services such as STAR
    Telecommunications, Inc., Pacific Gateway Exchange, Inc., RSL
    Communications Ltd. and Telegroup, Inc.;

  . alliances that provide wholesale carrier services, such as Global One
    (Sprint, Deutsche Telekom AG and France Telecom S.A.) and Uniworld (AT&T, Unisource-Telecom Netherlands, Telia AB, Swiss Telecom PTT and Telefonica de Espana S.A.);

  . new entrants to the domestic long distance market such as the regional bell operating companies in the U.S., who have entered or have announced plans to enter the U.S. interstate long distance market pursuant to recent legislation authorizing such entry, and utilities such as RWE Aktiengesellschaft in Germany; and

  . small long distance resellers.

   We compete for customers in the telecommunications markets primarily based on price and, to a lesser extent, on the type and quality of service offered. Increased competition could force us to reduce our prices and profit margins if our competitors are able to procure rates or enter into service agreements that are comparable to or better than ours, or if they are able to offer other incentives to existing and potential customers. Similarly, we have no control over the prices set by our competitors in the long distance resale carrier-to-carrier market.

   We compete with other providers of prepaid calling cards, including many of the largest telecommunications providers, such as AT&T, MCI WorldCom and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. We also compete with smaller, emerging carriers in the prepaid card retail market, including PT-1 Communications, Inc., RSL Communications, SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, LLC and Telegroup, Inc. If we begin providing services to customers outside the U.S. market, we may compete with the large operators such as British Telecommunications plc in the U.K. We believe that additional competitors will be attracted to the prepaid card market (including Internet-based service providers and other telecommunications companies). We cannot guarantee that competition from existing or new competitors or a decrease in the rates charged for telecommunications services by the major long distance carriers or other competitors will not have a material adverse effect on our revenues from the sale of these cards.

   We could also face significant pricing pressure if we experience a decrease in the volume of minutes that we carry on our network, as our ability to obtain favorable rates and tariffs from suppliers depends, to a significant extent, on our total volume of international long distance traffic. We may not succeed in maintaining the volume of international and domestic long distance traffic necessary to obtain favorable rates and tariffs.

   Although we have no reason to believe that our competitors will adopt aggressive pricing policies that could adversely affect us, we can provide no assurance that such price competition will not occur or that we will be able to compete successfully in the future. In addition, we are aware that our ability to market our long distance resale services depends upon the existence of spreads between the rates offered by us and those offered by the carriers with which we compete, as well as those from which we obtain service. A decrease in such spreads could have a material adverse effect on our results of operations. See "--Dependence on Others."

   Deregulation in foreign countries could result in competition from other service providers that have large, established customer bases and close ties to governmental authorities in their home countries. Deregulation and increased competition in foreign markets could cause prices for direct-dial international calls to decrease so much that customers will no longer be willing to use our international call reorigination services. If a deregulated PTT or another home country service provider succeeds in competing on the basis of greater size and resources, pricing flexibility or long-standing relationships with customers in its own country, there could be a material adverse effect on our results of operations.

 Internet Access

   Our current and prospective competitors in the Internet access market include many large companies that have substantially greater market presence, as well as greater financial, technical, operational, marketing, resources and experience. Our Internet access business competes or expects to compete with the following types of companies:

  . other national and regional commercial Internet service providers, such as NETCOM On-Line Communication Services, Inc., which was acquired by ICG Communications, Inc. in January 1998, Verio Inc., UUNet WorldCom, GTE Internetworking (formerly BBN Corporation) PSINet Inc., Concentric Network Corporation and DIGEX, Inc.;

  . established on-line services companies that offer Internet access, such as AOL, CompuServe and Prodigy;

  . computer software and other technology companies, such as Microsoft;

  . national long distance telecommunications carriers, such as AT&T, MCI
    WorldCom and Sprint;

  . regional bell operating companies;

  . cable television operators, such as Comcast Corporation, TCI
    International, Inc. and Time Warner;

  . nonprofit or educational Internet service providers;

  . newly-licensed providers of spectrum-based wireless data services; and

  . competitive local exchange carriers such as TCG and MCI WorldCom.

   Many of the established on-line services companies and telecommunications companies have begun to offer or have announced plans to offer expanded Internet access services. In addition, we believe that new competitors, including large computer hardware and software, cable, media, wireless and wireline telecommunications companies, may enter the Internet access market, resulting in even greater competition. These or other competitors may be able to bundle services and products that are not offered by us together with Internet access services, which could place us at a significant competitive disadvantage. In addition, certain telecommunications companies that compete with us may be able to provide customers with lower communications costs or other incentives in connection with their Internet access services, reducing the overall cost of their Internet access services and significantly increasing price pressures on us. This price competition could result in significant reductions in the prices of our services.

   In addition, increased competition for new subscribers could result in increased sales and marketing expenses and related subscriber acquisition costs, which could adversely affect our profitability. We may not be able to offset the effects of any such price reductions or incentives with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise.

   We believe that our ability to compete successfully in the Internet access market depends upon a number of factors including:

  . market presence;

  . the adequacy of our customer support services;

  . the capacity, reliability and security of our network infrastructure;

  . the ease of access to and navigation of the Internet;

  . the pricing policies of our competitors and suppliers;

  . regulatory price requirements for interconnection to and use of existing local exchange networks by Internet service providers;

  . the timing of introductions of new products and services by us and our competitors;

  . our ability to support existing and emerging industry standards; and

  . trends within the industry as well as the general economy.

   We can provide no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully in the Internet access market.

   Moreover, we use the networks of local exchange carriers to connect our Internet customers to our network. Under current federal and state regulations, neither we nor our Internet customers pay charges for using these networks in this manner, other than the monthly service charges that apply to basic telephone service. Local exchange carriers have asked the FCC to change its rules and require Internet service providers to pay additional charges for their use of local networks. Such access charges could significantly increase our costs of doing business and could, therefore, have a material adverse effect on our competitive position and on our business. The FCC previously determined that it would not impose interstate access charges on Internet service providers. However, the FCC is currently conducting and planning various proceedings in which it is exploring the impact of the Internet on the public switched network and may readdress whether to impose additional charges on Internet service providers. We can provide no assurance that the FCC will continue to permit Internet service providers to use basic telecommunications services without imposing any additional charges.

 Internet Telephony

   The market for Internet telephony services is expected to be extremely competitive. Many of the current Internet telephony products enable voice communications over the Internet between two parties simultaneously connected to the Internet via multimedia PCs, where both parties are using identical Internet telephony software products. Current Internet telephony products include VocalTec Communications, Ltd.'s Internet Phone(TM); QuarterDeck Corporation's WebPhone(TM); and Microsoft's NetMeeting(TM). In addition, a number of large companies such as Cisco Systems, Inc., Lucent Technologies, Inc., Northern Telecom Limited and Dialogic Corp. have announced their intentions to offer server-based products. These products are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones where both parties have specialized servers at each end of the call. Other companies, such as ITXC Corp. and Delta Three (a division of RSL Communications, Ltd.) route Internet telephony traffic to destinations on a worldwide basis. In addition, major long distance providers such as AT&T, Bell Atlantic Corporation and Deutsche Telekom AG, as well as other major companies such as Motorola, Inc., Intel

Corporation and Netscape Communications Corporation have all entered or plan to enter the Internet telephony market, in some cases by investing in companies engaged in the development of Internet telephony products. We cannot be certain that we will be able to compete successfully in the developing Internet telephony market or that other large companies will not enter the market as major suppliers of Internet telephony services or equipment.

Government Regulatory Policy Risks

   As a multinational enterprise, we are subject to varying degrees of regulation by state, federal and foreign regulators. These laws are subject to frequent modification and alternative interpretation. The implementation, modification, interpretation and enforcement of these laws and regulations vary and can affect our ability to provide certain services.

   Our ability to compete in the long distance telecommunications, Internet, and Internet telephony markets depends, in part, upon favorable regulatory conditions and the favorable interpretations of existing laws. The current domestic and international trend is toward deregulation of telecommunications and Internet services. This trend has enabled us to compete in new domestic and international markets. Notwithstanding this trend, several countries, including the United States, are considering proposals that may otherwise regulate or impose additional costs upon services that we offer or plan to offer. We can provide no assurance that these regulatory, judicial rulings or legislative actions will not occur or that these rulings or actions will not have a material adverse effect on our business.

   We compete with companies, such as the Regional Bell Operating Companies ("RBOCs"), that are also subject to government regulation. Existing regulations may restrict or otherwise limit these companies from fully competing with us. We can provide no assurance that current or future regulatory, judicial, legislative or political proposals will not lift existing restrictions on our competitors. Changes to these laws and regulations, or changes in their interpretation could allow for greater competition. We cannot guarantee that such changes in existing laws or regulations will not occur or that any such changes will not have a material adverse effect on our business.

   Our provision of telecommunications service is subject to various state, federal, and foreign legal regulatory requirements. These requirements include registration, certification, tariffing, payment of regulatory fees, and various reporting obligations. Our provision of Internet telephony and Internet access services are also subject to limited government regulation, although certain proposals before state, federal and foreign regulators could impose additional obligations upon us. In addition, we are subject to the oversight of various state, federal and foreign regulatory bodies. These governmental bodies have the authority and discretion to investigate our activities and may impose additional reporting, fee payment, and compliance obligations. We cannot guarantee that we will not be subject to additional regulatory oversight or compliance obligations. Increased regulation may impose additional costs upon our operations and could have a material adverse effect on our business.

   Federal regulation of the telecommunications industry may also impact our ability to sell prepaid calling cards. The Telecommunications Act of 1996 requires interexchange carriers to pay the owners of payphones when a payphone is used to make a telephone call using a prepaid calling card. Since September 1996, the FCC has attempted to set the rate of compensation that must be paid, but these charges have been successfully challenged twice in federal court. The current charge imposed by the FCC, $.24 per call, is likely to be challenged in federal court by companies that operate payphones, as well as by interexchange carriers. Any substantial increases of these charges could be passed upon to users of prepaid calling cards, which could substantially reduce the demand for these services, and our ability to sell prepaid calling cards.

   European Regulation of Telecommunications Services. No assurances can be given that changes to the existing European regulatory framework or its differing implementation by each member state of the European Union will not occur. Changes to existing regulations may decrease the opportunities that are available for us to enter into those markets, or may increase our legal, administrative or operational costs, or may otherwise constrain our activities, any of which could have a material adverse effect on our business, financial condition, or results of operations.

   Other Overseas Markets. We are subject to the regulatory regimes in each of the countries in which we conduct business. Local regulations range from permissive to restrictive, depending upon the country. In the past, we have experienced problems in certain countries and have, in certain instances, modified or terminated our services to comply with local regulatory requirements.

 Internet Access

   Internet service providers are generally considered "enhanced service providers" within the U.S. and are exempt from U.S. federal and state regulations governing common carriers. Accordingly, our provision of Internet access services is currently exempt from tariffing, certification and rate regulation. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax and other requirements may apply to our provision of Internet access services. We cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on our Internet business, nor can we predict the impact that future regulation will have on our operations.

   In December 1996, the FCC initiated a Notice of Inquiry regarding whether to impose regulations or surcharges upon providers of Internet access and Information Service. The Notice of Inquiry, and several ongoing FCC proceedings, seek public comment as to whether to impose or to continue to forebear from regulation of Internet and other packet-switched network service providers. The Notice of Inquiry specifically identifies Internet telephony as a subject for FCC consideration. In addition, on April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the Telecommunications Act. In that Report, the FCC indicated that it would reexamine its policy of not requiring an Internet service provider to contribute to the universal service mechanisms when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution would be related to the Internet service provider's provision of telecommunications services itself. We can not predict the outcome of any future proceedings that may impact our provision of Internet access or that may impose additional requirements, regulations or charges upon our provision of Internet access services.

 Internet Telephony

   The use of the Internet to provide telephone service is a recent market development. Currently, the FCC is considering whether or not to impose surcharges or additional regulations upon certain providers of Internet telephony. On April 10, 1998, the FCC issued its Report to Congress concerning its implementation of the universal service provisions of the Telecommunications Act. In the Report, the FCC indicated that it would examine the question of whether certain forms of "phone-to-phone" Internet Protocol telephony are information services or telecommunications services. It noted that the FCC did not have, as of the date of the Report, an adequate record on which to make any definitive pronouncements, but that the record before it suggested that certain forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet Protocol telecommunications services and lack the characteristics that would render them information services. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC noted that it may require Internet service providers to make universal service contributions, pay access charges or to be subject to traditional common carrier regulation. Any of these developments could be expected to substantially impair the growth of our revenues from Internet telephony.

   To our knowledge, there are currently no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. Several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephony services, and could initiate proceedings to do so. A number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony. If Congress, the FCC, state regulatory agencies or foreign governments begin to regulate Internet telephony, there can be no assurances that any such regulation will not materially adversely affect our business.

Proprietary Rights

   We rely on patent, copyright, trademark and trade secret laws and the confidentiality provisions of our contracts with third parties to establish and protect our technology. We do not currently own any issued patents or registered copyrights, although we own a number of registered service marks relating to our business and have other pending applications for certain trademarks. We have a policy that requires our employees and consultants to execute confidentiality and technology ownership agreements when they begin their relationships with us.

   The steps taken by us may not be adequate to protect our trade secrets, and to prevent misappropriation of our technology or other proprietary rights. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Our trademark applications may not be allowed and the issuance of any registration does not mean that a third party may not have superior rights to the registered mark, or to a mark that is confusingly similar to the registered mark. Any licenses for any intellectual property that might be required for our services or products may not be available on reasonable terms.

   We have applied for a patent relating to the systems and methodology underlying our Internet telephony systems. This patent application has been rejected, but we are continuing to prosecute it, as permitted by applicable law. The existence of prior publications and other patent applications may further limit the chance of success of such prosecution. This application may not result in any patent being issued and, if issued, such patent may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. Other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that issues. Our competitors may be able to design around any such patent, and others may obtain patents that we would need to license or circumvent in order to exploit our patent.

   We do not believe that our products infringe the proprietary rights of others, and no third parties have asserted any material patent infringement or other such claims against us. However, third parties may assert such claims against us in the future, and one or more of such claims could be successful. We are aware that patents have been granted recently to others on technologies in the communications, multimedia and Internet telephony areas, and patents may issue which relate to the basic technologies incorporated in our services and products. Since patent applications in the U.S. are not publicly disclosed until issued as patent, applications may have been filed which, if issued as patents, could relate to our services. We could incur substantial costs in defending or pursuing any claims relating to proprietary rights, which could have a material adverse effect on our business. Furthermore, parties making such claims could obtain a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to provide services in the U.S. or abroad, if their patent claims are found to be valid and that they have been infringed. Such a judgment could have a material adverse effect on our business.

Security Risks

   We have implemented a variety of network security measures, such as limiting physical and network access to our routers. However, our Internet access systems and Genie entertainment and information services are vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or other Internet users. Such problems could lead to interruption, delays or cessation in service to our Internet customers. Furthermore, inappropriate use of the Internet by third parties could also jeopardize the security of confidential information stored in the computer systems of our customers and other parties connected to the Internet, which may deter potential subscribers.

   Potential security problems continue to plague public and private data networks. Break-ins reported in the press and otherwise have reached computers connected to the Internet at major corporations as well as Internet access providers. A number of these break-ins have involved the theft of information, including incidents in which hackers bypassed firewalls through fraudulent means. Alleviating problems caused by computer viruses, break-ins or third parties may require significant expenditures of capital and resources, which could have a material adverse effect on our business. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues. Moreover, if we become the victim of a breach of network security or privacy, customers may threaten claims against us based on or arising out of such breach. Any such claims, if upheld, could have a material adverse effect on our results of operations.

Potential Liability for Information Disseminated through Our Network

   Internet service providers and Internet content providers face potential liability of uncertain scope for the actions of subscribers and others using their systems, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the U.S. and foreign jurisdictions. For example, an action against Prodigy alleging libel and negligence in connection with an electronic message posted by a Prodigy subscriber through Prodigy's Internet access system attempted to impose liability upon Internet service providers for information, messages and other materials disseminated across and through their systems. Prodigy lost a summary judgment motion related to the scope of its potential liability exposure. While the parties subsequently settled their dispute, the court refused to vacate its opinion on the summary judgment motion, which still stands as precedent.

   Another action is currently pending against Netcom relating to Netcom's potential liability for vicarious copyright infringement arising out of electronic messages posted by a subscriber. Netcom lost a summary judgment motion related to the scope of its potential vicarious copyright liability exposure, but this case has yet to come to trial. Recently, a Hong Kong court permitted a local company to sue a California Internet service provider for copyright violation based on content included by a subscriber on a Web site.

   While the infringement provisions of U.S. and foreign intellectual property laws continue to be a risk for online service providers, recent U.S. legislation dealing with other areas of law seems to have provided more assurance in the form of immunity to liability for information that is supplied by third parties. There have been two recent cases that have confirmed these limits on liability, although the exact scope of protection has not yet been determined.

   We carry errors and omissions insurance. However, such insurance may not be adequate to compensate us for liability that may be imposed. Any imposition of liability in excess of our coverage could have a material adverse effect on our business. In addition, recent legislative enactments and pending legislative proposals aimed at limiting the use of the Internet to transmit indecent or pornographic materials could, depending upon their interpretation and application, result in significant potential liability to Internet service providers, as well as additional costs and technological challenges in complying with any statutory or regulatory requirements imposed by such legislation. For example, CompuServe faced action by German authorities in response to which CompuServe temporarily restricted the scope of the Internet access it provides to all subscribers, both in the U.S. and internationally. A number of countries are considering content restrictions based on such factors as political or religious views, pornography and indecency. The operation of the Genie on-line service has increased our exposure to such legislation, and to libel and defamation suits, primarily because of the increased level of content being provided by or through our network.

Risks Associated with Acquisitions, Investments and Strategic Alliances

   We expect to enter into strategic alliances with, acquire assets or businesses from, or make investments in, companies that are complementary to our current operations. Any future strategic alliances, investments or acquisitions would be accompanied by the risks that relate to these types of transactions. These risks include, among others:

  . the difficulty of absorbing the operations and personnel of the acquired companies;

  . the potential disruption of our ongoing business;

  . costs associated with the development and integration of such operations;

  . the inability of management to maximize our financial and strategic position by successfully incorporating licensed or acquired technology into our services;

  . the maintenance of uniform standards, controls, procedures and policies;

  . the disruption of relationships with employees and customers as a result of changes in management; and

  . higher customer attrition with respect to customers obtained through acquisitions.

Need for Additional Capital to Finance Growth and Capital Requirements

   We believe that we must continue to enhance and expand our network and build out our telecommunications network infrastructure in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Our ability to grow depends, in part, on our ability to expand our operations through the ownership and leasing of network capacity, which requires significant capital expenditures that are often incurred before we begin to receive the related revenue.

   Based upon our present business plan, we believe that our existing cash resources and our expected cash flow from our operating activities will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the next 12 months. If our growth exceeds our expectations, if we obtain one or more attractive opportunities to purchase the business or assets of another company, or if our cash flow from operations during this period is not sufficient to meet our working capital and capital expenditure requirements, we will need to raise additional capital from other sources. We can provide no assurance that we will be able to raise such capital on favorable terms. If we are unable to obtain additional capital, we may be required to reduce the scope of our anticipated expansion, which could have a material adverse effect on our business.

Historical Losses

   We incurred net losses in Fiscal 1996, 1997 and 1998 of $15.6 million, $3.8 million and $6.4 million, respectively. For the three months ended October 31, 1998, we generated $4.9 million of net income. Although we have experienced significant growth in recent periods, such growth may not be sustainable and should not be considered indicative of future growth of our business, revenues or profits.

   A substantial portion of our revenues in Fiscal 1997 and Fiscal 1998 were derived from telecommunications services. We have only a limited operating history with respect to certain of our services in these areas, including from the sale of prepaid calling cards, and we can provide no assurance regarding our future performance. In addition, we intend to enter markets where we have limited or no operating experience. Accordingly, we cannot provide any assurance as to our ability to generate operating income, and our prospects must be considered in light of the risks, expenses, problems and delays inherent in developing a new business in a rapidly changing industry.

Effects of Leverage

   On October 31, 1998, we had long-term debt of approximately $111.8 million and stockholders' equity of approximately $245.0 million. Our long-term debt includes $100.0 million in aggregate principal amount of 8 3/4% Senior Notes due 2006 (the "Notes"), which were issued in February 1998. Our ratio of earnings to fixed charges was 4.3 for the three months ended October 31, 1998. Moreover, we may incur additional indebtedness in the future.

   Our ability to pay the principal of, or the interest on, or to refinance, our indebtedness (including the Notes), or to fund planned capital expenditures or future acquisitions will depend on our future performance, which, to a certain extent, is subject to factors that are beyond our control. Based upon our current level of operations and anticipated revenue growth, we believe that cash flow from operations and available cash will be adequate to meet our anticipated future requirements for working capital, budgeted capital expenditures and scheduled payments of principal and interest on our indebtedness, including the Notes, for the next 12 months. We cannot predict the impact of future acquisitions, if any, on our cash requirements. We may need to refinance all or a portion of the principal of the Notes on or prior to maturity. We cannot provide any assurances that our business will generate enough cash or that our revenue growth will enable us to repay our indebtedness.

   Our leverage could have important consequences, including but not limited to:

  . increasing our vulnerability to adverse business conditions;

  . limiting our ability to obtain additional financing to fund future working capital, capital expenditures, future acquisitions and other general corporate purposes;

  . requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which reduces the availability of such cash flow for other purposes; and

  . limiting our flexibility in planning for, or reacting to, changes in its business and the industry.

Risks Relating to a Change of Control

   Upon a Change of Control (as defined in the Indenture relating to the Notes), holders of the Notes will have the right to require us to repurchase all or any part of such holders' Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. We can provide no assurance that we will have sufficient financial resources available to satisfy all of our obligations under the Notes in the event of a Change of Control. Our failure to purchase the Notes would result in a default under the Indenture, which could have adverse consequences for us. The definition of "Change of Control" in the Indenture includes a sale, lease, exchange or other transfer of "all or substantially all" of our assets and those of our subsidiaries taken as a whole to a person or a group of persons. There is no clearly established meaning for the phrase "all or substantially all" in the context of an indenture. Accordingly the ability of a holder of the Notes to require us to repurchase such Notes as a result of a sale, lease, exchange or other transfer of all or substantially all of our assets to a person or group of persons may be uncertain.

Restrictive Loan Covenants

   The Indenture governing the Notes contains numerous financial and operating covenants that limit the discretion of our management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and to merge with other entities. A failure to comply with the obligations contained in the Indenture could result in an event of default under the Indenture which could result in acceleration of the related debt under the Notes and the acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

Dependence on Key Personnel

   We are highly dependent on the technical and management skills of our key employees, including our technical, sales, marketing, financial and executive personnel, and on our ability to identify, hire and retain qualified personnel. Competition for such personnel is intense and we can provide no assurance that we will be able to retain existing personnel or to identify or hire additional personnel. In particular, we are dependent on the services of Howard S. Jonas, our Chief Executive Officer, Chairman of the Board, Treasurer and founder, and on James A. Courter, our President. The loss of the services of either Mr. Jonas or Mr. Courter could have a material adverse effect on our business.

Control by Principal Stockholder

   Howard S. Jonas, our Chief Executive Officer, Chairman of the Board, Treasurer and founder, is the beneficial owner of all of our outstanding shares of Class A Common Stock and therefore, currently holds more than 50% of the combined voting power of our outstanding capital stock. As a result, Mr. Jonas is able to control matters requiring approval by our stockholders, including the election of all of the directors and the approval of significant corporate matters, including any merger, consolidation or sale of all or substantially all of our assets.

Volatility of Stock Price

   The market price of our common stock has fluctuated significantly and it will fluctuate in the future. Factors such as variations in our revenue, earnings and cash flow from quarter-to-quarter and announcements of new service offerings, technological innovations or price reductions by us, or our competitors or providers of alternative services could cause the market price of the common stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected companies in the technology sector and resulted in changes in the market price of the stocks of many companies, which have not been directly related to the operating performance of those companies. Broad market fluctuations may adversely affect the market price of our common stock in the future.

Shares Eligible for Future Sale

   Sales of a substantial number of shares of common stock eligible for sale into the public market could adversely affect the market price for the common stock. In connection with our acquisition of InterExchange, Inc. in April 1998, we issued 3,242,323 shares of common stock as part of the purchase price. Of such shares, 58,667 and 537,032 were registered for resale in June 1998 and October 1998, respectively. In addition to the 73,944 shares covered by this Prospectus, the remainder of these shares will become eligible for resale in installments between October 1999 and October 2002, although up to 421,208 of such shares will remain subject to certain claims for indemnification that we may be entitled to raise against the former stockholders of InterExchange, and may be returned to us for cancellation. In addition, pursuant to our acquisition of an interest in Union Telecard Alliance, LLC, we became obligated to issue and register up to 200,000 shares of common Stock, of which 100,000 shares are covered by this Prospectus. As of October 31, 1998, 1,828,901 shares of our Common Stock were issuable upon exercise of outstanding employee stock options, and as of October 31, 1998, 65,140 shares of our common stock were issuable upon the exercise of certain outstanding warrants.

Possible Anti-Takeover Effect of Certain Charter Provisions and Delaware Law

   Our Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such rights (including preferences over the common stock as to dividends, distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest or otherwise, which may limit the ability of the stockholders to obtain the maximum value for their shares of common stock.

   Furthermore, the Certificate of Incorporation provides for a classified Board of Directors, which may also have the effect of inhibiting or delaying a change in control of our company, in that only approximately one-third of our directors will be subject to reelection at each of our annual stockholder meetings. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors.

                                  THE COMPANY

   IDT Corporation (the "Company") is a leading emerging multinational carrier that combines its position as an international telecommunications operator, its experience as an Internet service provider and its leading position in Internet telephony to provide a broad range of telecommunications services to its wholesale and retail customers worldwide.

   Our predecessor corporation, International Discount Telecommunications, Corp., was incorporated in New York in 1990, and we reincorporated in Delaware in December 1995. Our principal executive offices are located at 190 Main Street, Hackensack, New Jersey, 07601, and our telephone number is (201) 928-1000.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

                             SELLING STOCKHOLDERS

   The shares of common stock that may be offered pursuant to this Prospectus (other than the shares that may be offered by Mr. Carlos Gomez) were originally issued pursuant to an Agreement and Plan of Merger, dated April 7, 1998 (the "IX Merger Agreement"), pursuant to which the Company agreed to acquire all of the issued and outstanding shares of InterExchange, Inc., a Delaware corporation, and four related companies acquired by InterExchange, Inc. immediately prior to the transaction contemplated by the IX Merger Agreement (collectively, "IX"). Pursuant to the Merger Agreement, the former stockholders of IX received an aggregate of 3,242,323 newly issued shares of the Company's common stock. A portion of the shares will remain in escrow until October 2002 in order to satisfy certain indemnification obligations that the former stockholders of IX may have under the Merger Agreement and may be returned to us for cancellation. The remainder of these shares will become eligible for resale in installments between October 1999 and October 2002.

   An aggregate of 77,277 of these shares have been held in escrow for the benefit of certain employees of IX and will be available for sale after April 7, 1999 pursuant to the Prospectus. During the last three years, each of these employees served IX and/or the Company in various technical and managerial capacities. These shares will be eligible to be released from escrow to the employees and eligible for resale, provided, that on April 7, 1999, each of the employees is employed either by us or, any of our affiliates, or are incapacitated, has died or has had his or her employment terminated without cause. Shares that belong to someone who does not fit into one of the above categories must be returned to the Company.

   Carlos Gomez obtained his shares pursuant to a Securities Purchase Agreement, dated May 1, 1998, which he entered into with Union Telecard Alliance, LLC ("Union") and the Company. In exchange for a 51% interest in Union, a prepaid calling card distributor, we agreed to issue up to 200,000 shares of common stock to Mr. Gomez. Of such shares, 100,000 shares were issued upon execution of the Securities Purchase Agreement and are included in this Prospectus. Carlos Gomez has served as President and as a Manager of Union since its formation in 1998. Prior to his current position, Carlos Gomez operated a different company that served as an independent distributor of our prepaid calling cards.

   The following table sets forth certain information known to us with respect to the beneficial ownership of each selling stockholder as of January 31, 1999, as to (i) the number of shares of common stock and percentage of outstanding shares of common stock beneficially held by each selling stockholder, (ii) the maximum number of shares that may be offered by each selling stockholder pursuant to this Prospectus, (iii) the number of shares of common stock and percentage of outstanding shares of common stock that will be held by each selling stockholder assuming the sale of all such shares and assuming conversion of each of the shares of our

Company's Class A common stock into shares of common stock. We can provide no assurance as to the number of shares that will be held by each of the selling stockholders upon termination of this offering because each of the selling stockholders may offer all or some part of the shares which he or she holds from time to time pursuant to the offering contemplated by this Prospectus, and because this offering is not being underwritten on a firm commitment basis. See "Plan of Distribution."

                                                                    Shares
                                                                 Beneficially
                                                                Owned After the
                            Shares Beneficially   Number of        Offering
                            Owned Prior to the  Shares Offered -----------------
Selling Stockholder              Offering           Hereby     Number Percentage
-------------------         ------------------- -------------- ------ ----------
John Altom.................        12,000           12,000         0       0
James R. Curnal............           933              933         0       0
Erica C. Gaffey............         3,200            3,200         0       0
Steven J. Graham...........         3,733            3,733         0       0
Peter J. Hamilton..........           933              933         0       0
Nancy C. Henggeler.........         3,200            3,200         0       0
Eva Janaszik...............         3,733            3,733         0       0
Ariel Mario Lukin..........        18,880           18,880         0       0
Troy S. Model..............         1,333            1,333         0       0
Timothy Netta..............           933              933         0       0
Robert J. Reilly...........           933              933         0       0
Larry N. Singleton.........         8,000            8,000         0       0
Yong S. Singleton..........           933              933         0       0
Walter Urbanski............        12,000           12,000         0       0
Saul Zimmerman.............         3,200            3,200         0       0
Carlos Gomez(1)............       104,000          100,000     4,000       *

--------
*  Less than one percent.
(1) Excludes up to an additional 100,000 shares of common stock which may be issued to Mr. Gomez pursuant to the terms of his agreement with the Company.

                              PLAN OF DISTRIBUTION

   The shares offered for sale hereby may be sold from time to time by the selling stockholders in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). In addition, any shares covered by this Prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") may be sold under Rule 144 rather than pursuant to this Prospectus.

   To comply with the securities laws of certain states, if applicable, the shares will be sold only through brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

   Any broker-dealers who participate in a sale of the shares may be deemed to be "underwriters" within the meaning of Sections 11 and 12 of the Securities Act and Rule 10b-5 of the Exchange Act, and any commissions received by them, and proceeds of any such sales as principals, may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent any of the selling stockholders may be deemed to be acting as an underwriter, such selling stockholder may be subject to certain statutory liabilities of the Securities Act.

   In addition, the selling stockholders and any other person participating in the sale or distribution of the shares offered hereby will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M (and Rules 100 to 105 thereof), which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, pursuant to such regulations, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities with respect thereto during the period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

                                 LEGAL MATTERS

   Certain legal matters with respect to this offering will be passed upon for the company by Joyce J. Mason, Senior Vice President, General Counsel, Secretary and a director of the Company.

                                    EXPERTS

   Ernst & Young LLP, independent auditors have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the fiscal year ended July 31, 1998, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the Registration Statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The combined financial statements of InterExchange, Inc. and combined affiliates as of December 31, 1997, 1996 and 1995 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus and the related Registration Statement have been audited by Amper, Politziner & Mattia P.A., independent auditors, as set forth in their report thereto incorporated herein by reference, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference section of the SEC at Judiciary Plaza 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that we electronically file with the SEC are contained in the Internet Web site maintained by the SEC which is http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market. Our reports, proxy statements and other information can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

   We have filed with the SEC a Registration Statement on Form S-3 with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed to be qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" certain information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this Prospectus. We are incorporating by reference in this Prospectus the following documents which we have filed with the SEC:

    (1) Annual Report on Form 10-K, as amended, for the fiscal year ended July 31, 1998;

    (2) Quarterly Report on Form 10-Q, as amended, for the fiscal quarter ended October 31, 1998;

    (3) Current report on Form 8-K, dated May 26, 1998, as amended; and

    (4) the description of our Common Stock contained in our Registration Statement on Form 8-A, dated March 5, 1996, and any amendment or report filed for the purpose of updating such description.

   All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference into this Prospectus from the date of the filing of such reports and documents, and will supersede the information herein. We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person a copy of any or all of the preceding documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the General Counsel at our corporate headquarters at 190 Main Street, Hackensack, New Jersey 07601 or by telephone at (201) 928-1000.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   We have agreed to bear the expenses of registering the shares for the selling stockholders under the federal and state securities laws. The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee.

      SEC registration fee........................................... $  719.30
      Printing expenses..............................................
      Legal fees and expenses........................................
      Accounting fees and expenses...................................
      Miscellaneous expenses......................................... 10,000.00
                                                                      ---------
        Total........................................................ $

Item 15. Indemnification of Directors and Officers

   Reference is made to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), which provides for indemnification of directors, officers and other employees in certain circumstances, and to Section 102(b)(7) of the DGCL, which provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances. Article Sixth of the Certificate of Incorporation of the Company eliminates the personal liability for monetary damages of directors under certain circumstances and provides indemnification to directors and officers of the Company to the fullest extent permitted by the DGCL. Among other things, these provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

Item 16. Exhibits

(a) Exhibits

  No.                                        Description
  ---                                        -----------
2.01(1)  Agreement and Plan of Merger, dated April 7, 1998, by and among the Company, ADM
         Corp., a wholly owned subsidiary of the Company, IX, David Turock, Eric Hecht,
         Richard Robbins, Bradley Turock, Wai Nam Tam, Mary Jo Altom and Lisa Mikulynec.
2.01(2)  Securities Purchase Agreement between the Registrant, Carlos Gomez and Union
         Telecard Alliance, LLC.
4.01(3)  Specimen Certificates for shares of the Registrant's Common Stock and Class A Stock.
4.02(4)  Description of Capital Stock contained in the Certificate of Incorporation of the
         Registrant.
5.01*    Legal Opinion of Joyce J. Mason, Esq.
23.01*   Consent of Ernst & Young LLP.
23.02    Consent of Amper, Politziner & Mattia P.A.
23.03    Consent of Joyce J. Mason, Esq. (contained in Exhibit 5.01).
24.01*   Power of Attorney (included in Signature pages hereto).

--------
* filed herewith
(1) incorporated by reference to Form 8-K, as amended, filed April 22, 1998
(2) incorporated by reference to Form 10-K, as amended, filed October 29, 1998
(3) incorporated by reference to Form S-1 filed March 8, 1996
(4) incorporated by reference to Form S-1 filed February 21, 1996

Item 17. Undertakings

   The undersigned registrant hereby undertakes to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   The undersigned registrant hereby undertakes that:

  (1) For the purposes of determining any liability under the Securities Act of 1933, as amended (the Securities Act), the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
      1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on this 8th day of February, 1999.

                                          IDT Corporation

                                                    /s/ Howard S. Jonas
                                          By: _________________________________
                                                      Howard S. Jonas
                                                     Chairman and CEO

   KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard S. Jonas and James A. Courter, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this registration statement, and to sign any registration statement for the same offering covered by this Registration Statement including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

             Signature                             Title                       Date
             ---------                             -----                       ----
        /s/ Howard S. Jonas          Chairman and Chief Executive        February 8, 1999
____________________________________  Officer (Principal Executive
          Howard S. Jonas             Officer)
        /s/ James A. Courter         President and Director (Principal   February 8, 1999
____________________________________  Executive Officer)
          James A. Courter
          /s/ Hal Brecher            Chief Operating Officer and         February 8, 1999
____________________________________  Director
            Hal Brecher
        /s/ Stephen R. Brown         Chief Financial Officer             February 8, 1999
____________________________________  (Principal Financial and
          Stephen R. Brown            Accounting Officer)
        /s/ Howard S. Balter         Director                            February 8, 1999
____________________________________
          Howard S. Balter
        /s/ Mark E. Knoller          Director                            February 8, 1999
____________________________________
          Mark E. Knoller
         /s/ Joyce J. Mason          Director                            February 8, 1999
____________________________________
           Joyce J. Mason
                                     Director
____________________________________
          Meyer A. Berman
        /s/ J. Warren Blaker         Director                            February 8, 1999
____________________________________
          J. Warren Blaker
                                     Director
____________________________________
           Denis A. Bovin
          /s/ James Mellor           Director                            February 8, 1999
____________________________________
            James Mellor
      /s/ Elmo R. Zumwalt, Jr.       Director                            February 8, 1999
____________________________________
        Elmo R. Zumwalt, Jr.